7628 Thorndike Road
Greensboro, NC 27409-9421

April 16, 2007

Via EDGAR Submission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Tara L. Harkins

            Re:       RF Micro Devices, Inc.
                        Form 10-K for the Fiscal Year Ended April 1, 2006
                        Forms 10-Q for the Quarters Ended July 1, 2006, September 30, 2006 and
                        December 30, 2006
                        Form 8-K filed on January 23, 2007
                        File No. 000-22511

Ladies and Gentlemen:

            This letter is submitted in response to a telephone conversation between Tara L. Harkins of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") and representatives of RF Micro Devices, Inc. (the "Company") on April 11, 2007, regarding the Company's March 23, 2007 response to the Staff's comment regarding the Company's Form 8-K filed on January 23, 2007 (the "Form 8-K"), as originally set forth in a letter dated March 9, 2007 from the Staff to William A. Priddy, Jr., the Chief Financial Officer of the Company.

            The comment and response set forth below is keyed to the numbering of the Staff's original comment and heading that appeared in the Staff's March 9, 2007 letter.  Capitalized terms used but not otherwise defined herein have the meanings given them in the Company's Form 8-K.

Form 8-K Filed on January 23, 2007

Comment 10:  We note that the earnings information furnished on Form 8-K includes numerous non-GAAP financial measures.  Please address the following comments:

•           On page 2 of the release, you present a table that appears to present non-GAAP revenue and non-GAAP gross margin.  Please revise future filings to include the reconciliations required by Item 10(e)(1)(i)(B) of Regulation S-K for each non-GAAP financial measure presented.

•           In your presentation of the condensed consolidated statement of operations for the three and nine month periods, you present non-GAAP measures showing each of cost of goods sold, research and development, marketing and selling, general and administrative and other operating (income) expenses exclusive of share-based compensation.  However, your discussion of the presentation of the non-GAAP financial measures on page 4 of the earnings release does not appear to address the presentation of these non-GAAP financial measures.  Please revise future filings to include the disclosures require by Item 10(e)(1)(i)(C) and (D) of Regulation S-K for each non-GAAP financial measure presented.

•           Further, we note that your reconciliation of GAAP to Non-GAAP Financial Measures includes numerous non-GAAP financial measures.  Your discussion of the non-GAAP financial measures on page 4 of the earnings release is general and does not appear to address all of the measures presented here.  Please revise future filings to provide the disclosures required by Item 10(e)(1)(i)(C) and (D) for each non GAAP financial measure presented.

Please provide us with a sample of your proposed disclosure in future earnings releases.  In preparing your draft disclosures, please consider the guidance in Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.  We may have further comment upon reviewing your response.

Response 10:  We acknowledge the Staff's comment in the first bullet point and in future filings we will not include GAAP revenue in the non-GAAP table on page 2 of the press release.  We also note that we provided, and will continue to do so where appropriate, a reconciliation of non-GAAP gross margin to the most directly comparable GAAP financial measure.  Please refer to the bottom of the "Reconciliation of GAAP to Non-GAAP Financial Measures" table on page 8 of our earnings release.

            In order to address the second bullet point of Comment 10, we will delete the tables that appear below our Condensed Consolidated Statements of Operations that set forth the amount of share-based compensation expense included in the following expense categories:  cost of goods sold; research and development; marketing and selling; general and administrative; and other operating income (expense).  We will replace the tables with the following text:

"As a result of our adoption of SFAS 123(R) on April 1, 2006, share-based compensation expense of approximately $0.8 million, $1.1 million, $0.6 million, $0.7 million, and $0.1 million is included in cost of goods sold, research and development, marketing and selling, general and administrative and other operating income, respectively, for the three months ended December 30, 2006.  For the three months ended December 31, 2005, share-based compensation expense of approximately $0.2 million, $0.1 million, $0.3 million, $0.2 million, and $0.0 million is included in cost of goods sold, research and development, marketing and selling, general and administrative and other operating income, respectively."

The above information will also be provided for the nine months ended December 30, 2006 and December 31, 2005.

            In order to address the third bullet point of Comment 10, set forth below is a sample of our proposed disclosure that will appear under the heading "Non-GAAP Financial Measures" in each earnings release that contains non-GAAP financial measures.

            Further, please note that we have deleted the reconciliation of GAAP operating expenses to non-GAAP operating expenses in the "Reconciliation of GAAP to Non-GAAP Financial Measures" table and, unless circumstances warrant, we do not expect to present non-GAAP operating expenses in future earnings releases.

Future Earnings Release Sample Disclosure

"Non-GAAP Financial Measures
In addition to disclosing financial results calculated in accordance with United States (U.S.) generally accepted accounting principles (GAAP), the Company's earnings release contains the following non-GAAP financial measures: (i) non-GAAP gross margin, (ii) non-GAAP operating income, (iii) non-GAAP net income, and (iv) non-GAAP net income per diluted share.  Each of these non-GAAP financial measures are adjusted from GAAP results to exclude certain expenses that are outlined in the "Reconciliation of GAAP to Non-GAAP Financial Measures" table on page ___.

In managing the Company's business on a consolidated basis, management develops an annual operating plan (which is approved by our Board of Directors) using non-GAAP financial measures.  In developing and monitoring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce unit costs with the goal of increasing gross margin.  In addition, management relies upon these non-GAAP financial measures to assess whether research and development efforts are at an appropriate level, and when making decisions about product spending, administrative budgets, and marketing programs.  In addition, the Company believes that non-GAAP financial measures provide useful supplemental information to investors and enable investors to analyze the results of operations in the same way as management.  The Company has chosen to provide this supplemental information to enable investors to perform additional comparisons of operating results and to analyze financial performance excluding the effect of certain non-cash expenses, unusual items and share-based compensation expense, which may obscure trends in the Company's underlying performance.

We believe that these non-GAAP financial measures offer an additional view of the Company's operations that, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company's results of operations and the factors and trends affecting the Company's business.  However, these non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP.

The Company's rationale for using these non-GAAP financial measures, as well as their impact on the presentation of the Company's operations, are outlined below:

     Non-GAAP gross margin.  Non-GAAP gross margin excludes share-based compensation expense and amortization of intangible assets.  The Company believes that exclusion of these costs in presenting non-GAAP gross margin gives management and investors a more effective means of evaluating its historical performance and projected costs and the potential for realizing cost efficiencies.  The Company believes that the majority of its purchased intangibles are not relevant to analyzing current operations because they generally represent costs incurred by the acquired company to build value prior to acquisition, and thus are effectively part of transaction costs rather than ongoing costs of operating the Company's business.  In this regard, the Company notes that (i) once the intangibles are fully amortized, the intangibles will not be replaced with cash costs and therefore, the exclusion of these costs provide management and investors with better visibility into the actual costs required to generate revenues over time, and (ii) although the Company sets the amortization expense based on useful life of the various assets at the time of the transaction, the Company cannot influence the timing and amount of the future amortization expense recognition once the lives are established.  Similarly, the Company believes that presentation of non-GAAP gross margin and other non-GAAP financial measures that exclude the impact of share-based compensation expense assists management and investors in evaluating the period-over-period performance of the Company's ongoing operations because (i) the expenses are non-cash in nature, and (ii) although the size of the grants is within the Company's control, the amount of expense varies depending on factors such as short-term fluctuations in stock price volatility and prevailing interest rates, which can be unrelated to the operational performance of the Company during the period in which the expense is incurred and generally is outside the control of management.  Moreover, the Company believes that the exclusion of share-based compensation expense in presenting non-GAAP gross margin and other non-GAAP financial measures is useful to investors to understand the impact of the expensing of share-based compensation to the Company's gross margins and other financial measures in comparison to both prior periods as well as to its competitors.

The Company believes disclosure of non-GAAP gross margin has economic substance because the excluded expenses do not represent continuing cash expenditures and, as described above, the Company has little control over the timing and amount of the expenses in question.

     Non-GAAP operating income.  Non-GAAP operating income excludes share-based compensation expense, amortization of intangible assets, gain on sale of substantially all of our Bluetooth® assets and related restructuring charges, and adjustments associated with the discontinuation of our WLAN chipset development efforts.  The Company believes that presentation of a measure of operating income that excludes amortization of intangible assets and share-based compensation expense is useful to both management and investors for the same reasons as described above with respect to our use of non-GAAP gross margin.  The Company believes that the gain on sale of substantially all of our Bluetooth® assets and related restructuring charges, as well as the expenses and adjustments associated with the discontinuation of our WLAN chipset development efforts, do not constitute part of its ongoing operations and therefore, the exclusion of these costs provides management and investors with better visibility into the actual costs required to generate revenues over time and gives management and investors a more effective means of evaluating our historical and projected performance.  The Company believes disclosure of non-GAAP operating income has economic substance because the excluded expenses are either non-recurring in nature or do not represent current cash expenditures.

     Non-GAAP net income and non-GAAP net income per diluted share.  Non-GAAP net income and non-GAAP net income per diluted share exclude the effects of share-based compensation expense, amortization of intangible assets, gain on sale of substantially all of our Bluetooth® assets and related restructuring charges, adjustments associated with the discontinuation of our WLAN chipset development efforts, investment impairment and also reflect an adjustment of income tax expense associated with the exclusion of certain of these non-GAAP adjustments.  The Company believes that presentation of measures of net income and net income per diluted share that exclude these items is useful to both management and investors for the reasons described above with respect to non-GAAP gross margin and non-GAAP operating income.  The Company believes disclosure of non-GAAP net income and non-GAAP net income per diluted share has economic substance because the excluded expenses are either non-recurring in nature, do not represent current cash expenditures, or are variable in nature and thus unlikely to become recurring expenses.

     Limitations of non-GAAP financial measures.  The primary material limitations associated with the use of non-GAAP gross margin, non-GAAP operating income, non-GAAP net income and non-GAAP net income per diluted share as compared to the most directly comparable GAAP financial measures of gross margin, operating income, net income and net income per diluted share is (i) they may not be comparable to similarly titled measures used by other companies in the Company's industry, and (ii) they exclude financial information that some may consider important in evaluating our performance.  The Company compensates for these limitations by providing full disclosure of the differences between these non-GAAP financial measures and the corresponding GAAP financial measures, including a reconciliation to the corresponding GAAP financial measures, to enable investors to perform their own analysis of our gross margin, operating income, net income and net income per diluted share."

We supplementally advise the Staff that in preparing the sample disclosures set forth above, we considered the requirements of Item 10(e)(1)(i)(C) and (D) of Regulation S-K and the guidance in Question 8 of the Staff's FAQ Regarding the Use of Non-GAAP Financial Measures (June 13, 2003).

Closing

The Company acknowledges that:

•        it is responsible for the adequacy and accuracy of the disclosure in the filing;

•        Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•        it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff.  If you have any questions regarding the foregoing, kindly contact the undersigned at 336.678.7975.  Thank you for your time and attention.

                                                                    Sincerely,

                                                                    RF Micro Devices, Inc.

                                                                   /s/ William A. Priddy, Jr.

                                                                        William A. Priddy, Jr.
                                                                        Chief Financial Officer and Vice President,
                                                                        Finance and Administration

cc:        Barry Church

            Gina Harrison
            Laura Miller